For period ending   May 31, 2004
	Exhibit 77C

File number 811-6475


Saffron Fund, Inc.


The shareholders of the Fund voted to approve a Plan of Liquidation and Dissolution (the Plan) at the Annual General Meeting in New York on May 13, 2004.
Under the Plan, the assets of the Fund would be liquidated, the Fund would be dissolved, and the assets of the Fund would be distributed to the shareholders, after payment of expenses. There were 3,732,483 votes for, 49,232 votes against, and 5,090 votes abstaining. Implementation of the Plan was subject to a vote of the Board, which voted on May 18, 2004, to implement the Plan.

	At the same Annual General Meeting on May 13, 2004, the Funds shareholders elected two board members. There were no solicitations in opposition to the Funds nominees and both of the nominees were elected.

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